FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

13 March 2020

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

1.   Annual Incentive awards (Performance Year 2017)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2018 as a part of variable pay for the performance year ended 31 December 2017.

On 11 March 2020, the second tranche of the Awards granted in 2018 vested and the following transactions took place in London:

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £4.847773 per Share1
Georges Elhedery	21,645	4,866
Paulo Maia	10,145	3,551
Stephen Moss	13,660	6,421
Charlie Nunn	9,807	4,610
Barry O'Byrne	7,692	3,616
Peter Wong	22,809	3,422

1 Includes shares sold to cover withholding tax.

2.   Annual Incentive awards (Performance Year 2016)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2017 as a part of variable pay for the performance year ended 31 December 2016.

On 12 March 2020, tranches of the Awards granted in 2017 vested and the following transactions took place in London:

Directors

Name	Additional Shares issued in lieu of the 2019 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £4.524582 per Share2
Noel Quinn	2,626	17,114	8,044

Other PDMRs

Name	Additional Shares issued in lieu of the 2019 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £4.524582 per Share2
Georges Elhedery	1,365	15,026	2,372
Pam Kaur	2,005	13,069	6,143
Paulo Maia	1,183	13,017	4,556
Stephen Moss	1,294	14,241	6,694
Charlie Nunn	725	7,971	3,747
Barry O'Byrne	453	14,753	6,934
Ian Stuart	1,708	11,138	5,235
Peter Wong	2,284	25,134	3,771

1 At US$6.6338 per Share, being the average closing price of the Company's Shares on the London Stock Exchange for the five business days between 27 February and 4 March 2020, converted into USD.
2 Includes shares sold to cover withholding tax.

The Directors are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for six months from the original vesting date.

3.   Replacement Awards

On 12 March 2020, deferred replacement awards (the "Replacement Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") that were granted to PDMRs as a result of their HSBC appointments vested and the following transactions took place in London:

Directors

Name	Additional Shares issued in lieu of the 2019 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £4.524582 per Share2
Ewen Stevenson3	-	84,397	39,667
Ewen Stevenson4	-	64,022	30,091

Other PDMRs

Name	Additional Shares issued in lieu of the 2019 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £4.524582 per Share2
Barry O'Byrne5	185	6,028	2,834
Michael Roberts6	-	106,262	52,037
Michael Roberts7	-	64,010	31,346
Michael Roberts8	-	52,291	25,607
Michael Roberts9	-	60,096	29,430

1 At US$6.6338 per Share, being the average closing price of the Company's Shares on the London Stock Exchange for the five business days between 27 February and 4 March 2020, converted into USD.
2 Includes shares sold to cover withholding tax.
3 The final tranche of the 28 May 2019 Replacement Award for Performance Year 2014. A six-month retention period will apply.
4 The first tranche of 28 May 2019 Replacement Award for Performance Year 2015. A six-month retention period will apply.
5 Full vesting of 14 August 2017 Replacement Award for Performance Year 2015.
6 Full vesting of 11 November 2019 Replacement Award for Performance Year 2015.
7 The first tranche of the 11 November 2019 Replacement Award for Performance Year 2016.
8 The first tranche of the 11 November 2019 Replacement Award for Performance Year 2017.
9 The first tranche of the 11 November 2019 Replacement Award for Performance Year 2018.

The vesting price for awards on 11 March 2020 is based on the closing Share price on the London Stock Exchange on 10 March 2020 of £4.7850. The vesting price for awards on 12 March 2020 is based on the closing Share price on the London Stock Exchange on 11 March 2020 of £4.8550.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Interim Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$6.63	2,626	US$17,420.36
		Aggregated	US$6.634	2,626	US$17,420.36

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.86	17,114	£83,088.47
		Aggregated	£4.855	17,114	£83,088.47

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.52	8,044	£36,395.74
		Aggregated	£4.525	8,044	£36,395.74

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ewen Stevenson

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.86	148,419	£720,574.24
		Aggregated	£4.855	148,419	£720,574.24

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.52	69,758	£315,625.79
		Aggregated	£4.525	69,758	£315,625.79

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Georges Elhedery

2 - Reason for the notification

Position/status			Co-Head of Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.78	21,645	£103,571.32
		Aggregated	£4.785	21,645	£103,571.32

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.85	4,866	£23,589.26
		Aggregated	£4.848	4,866	£23,589.26

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$6.63	1,365	US$9,055.14
		Aggregated	US$6.634	1,365	US$9,055.14

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.86	15,026	£72,951.23
		Aggregated	£4.855	15,026	£72,951.23

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.52	2,372	£10,732.31
		Aggregated	£4.525	2,372	£10,732.31

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Risk Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$6.63	2,005	US$13,300.77
		Aggregated	US$6.634	2,005	US$13,300.77

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.86	13,069	£63,450.00
		Aggregated	£4.855	13,069	£63,450.00

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.52	6,143	£27,794.51
		Aggregated	£4.525	6,143	£27,794.51

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Paulo Maia

2 - Reason for the notification

Position/status			Chief Executive, Latin America, HSBC and Executive Chairman, HSBC Mexico

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.78	10,145	£48,543.82
		Aggregated	£4.785	10,145	£48,543.82

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.85	3,551	£17,214.44
		Aggregated	£4.848	3,551	£17,214.44

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$6.63	1,183	US$7,847.79
		Aggregated	US$6.634	1,183	US$7,847.79

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.86	13,017	£63,197.54
		Aggregated	£4.855	13,017	£63,197.54

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.52	4,556	£20,614.00
		Aggregated	£4.525	4,556	£20,614.00

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stephen Moss

2 - Reason for the notification

Position/status			Regional Chief Executive for Europe; the Middle East, North Africa and Turkey; Latin America; and Canada

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.78	13,660	£65,363.10
		Aggregated	£4.785	13,660	£65,363.10

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.85	6,421	£31,127.55
		Aggregated	£4.848	6,421	£31,127.55

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$6.63	1,294	US$8,584.14
		Aggregated	US$6.634	1,294	US$8,584.14

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.86	14,241	£69,140.06
		Aggregated	£4.855	14,241	£69,140.06

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.52	6,694	£30,287.55
		Aggregated	£4.525	6,694	£30,287.55

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Charlie Nunn

2 - Reason for the notification

Position/status			Chief Executive, Wealth and Personal Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.78	9,807	£46,926.50
		Aggregated	£4.785	9,807	£46,926.50

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.85	4,610	£22,348.23
		Aggregated	£4.848	4,610	£22,348.23

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$6.63	725	US$4,809.50
		Aggregated	US$6.634	725	US$4,809.50

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.86	7,971	£38,699.20
		Aggregated	£4.855	7,971	£38,699.20

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.52	3,747	£16,953.61
		Aggregated	£4.525	3,747	£16,953.61

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.78	7,692	£36,806.22
		Aggregated	£4.785	7,692	£36,806.22

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.85	3,616	£17,529.55
		Aggregated	£4.848	3,616	£17,529.55

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$6.63	638	US$4,232.36
		Aggregated	US$6.634	638	US$4,232.36

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.86	20,781	£100,891.76
		Aggregated	£4.855	20,781	£100,891.76

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.52	9,768	£44,196.12
		Aggregated	£4.525	9,768	£44,196.12

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			CEO, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$6.63	1,708	US$11,330.53
		Aggregated	US$6.634	1,708	US$11,330.53

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.86	11,138	£54,074.99
		Aggregated	£4.855	11,138	£54,074.99

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.52	5,235	£23,686.19
		Aggregated	£4.525	5,235	£23,686.19

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			President and Chief Executive Officer, HSBC USA

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.86	282,659	£1,372,309.44
		Aggregated	£4.855	282,659	£1,372,309.44

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.52	138,420	£626,292.64
		Aggregated	£4.525	138,420	£626,292.64

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Peter Wong

2 - Reason for the notification

Position/status			Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.79	22,809	£109,141.07
		Aggregated	£4.785	22,809	£109,141.07

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.85	3,422	£16,589.08
		Aggregated	£4.848	3,422	£16,589.08

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$6.63	2,284	US$15,151.60
		Aggregated	US$6.634	2,284	US$15,151.60

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.86	25,134	£122,025.57
		Aggregated	£4.855	25,134	£122,025.57

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.52	3,771	£17,062.20
		Aggregated	£4.525	3,771	£17,062.20

For any queries related to this notification, please contact:

Larissa Wilson
Shareholder Services
020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 13 March 2020